UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-231300

MARRIOTT OWNERSHIP RESORTS, INC.
(Exact name of registrant as specified in its charter)

See Schedule A for Co-Registrants
6649 Westwood Blvd.
Orlando, FL 32821
(407) 206-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
5.625% Senior Notes due 2023 (and Guarantees by Co-Registrants with respect thereto)
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, Marriott Ownership Resorts, Inc. and each co-Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MARRIOTT OWNERSHIP RESORTS, INC.
Each Co-Registrant Listed on Schedule A hereto
Date:	February 21, 2020	By:	/s/ John E. Geller, Jr.
John E. Geller, Jr.
Vice President

SCHEDULE A

Table of Co-Registrants

Exact name of Co-Registrant as Specified in its Charter	State of Incorporation or Organization	Commission File Number
Aqua Hospitality LLC	Delaware	333-231300-71
Aqua Hotels & Resorts, LLC	Hawaii	333-231300-39
Aqua Hotels and Resorts Operator LLC	Delaware	333-231300-35
Aqua Hotels and Resorts, Inc.	Delaware	333-231300-70
Aqua Luana Operator LLC	Hawaii	333-231300-34
Aqua-Aston Holdings, Inc.	Delaware	333-231300-72
Aqua-Aston Hospitality, LLC	Hawaii	333-231300-33
Aston Hotels & Resorts Florida, LLC	Florida	333-231300-32
Beach House Development Partnership	Florida	333-231300-30
CDP GP, Inc.	Delaware	333-231300-69
CDP Investors, L.P.	Delaware	333-231300-29
Cerromar Development Partners GP, Inc.	Delaware	333-231300-68
Cerromar Development Partners, L.P., S.E.	Delaware	333-231300-28
Coconut Plantation Partner, Inc.	Florida	333-231300-128
Data Marketing Associates East, Inc.	Florida	333-231300-12
Diamond Head Management LLC	Hawaii	333-231300-38
Flex Collection, LLC	Florida	333-231300-129
FOH Holdings, LLC	Delaware	333-231300-130
FOH Hospitality, LLC	Delaware	333-231300-131
Grand Aspen Holdings, LLC	Delaware	333-231300-67
Grand Aspen Lodging, LLC	Delaware	333-231300-66
Hawaii Vacation Title Services, Inc.	Hawaii	333-231300-132
Hotel Management Services LLC	Hawaii	333-231300-37
HPC Developer, LLC	Delaware	333-231300-133
HT-Highlands, Inc.	Delaware	333-231300-65
HTS-BC, L.L.C.	Delaware	333-231300-64
HTS-Beach House Partner, L.L.C.	Delaware	333-231300-62
HTS-Beach House, Inc.	Delaware	333-231300-63
HTS-Coconut Point, Inc.	Delaware	333-231300-61
HTS-Ground Lake Tahoe, Inc.	Delaware	333-231300-60
HTS-Key West, Inc.	Delaware	333-231300-59
HTS-KW, Inc.	Delaware	333-231300-58
HTS-Lake Tahoe, Inc.	Delaware	333-231300-57
HTS-Loan Servicing, Inc.	Delaware	333-231300-56
HTS-Main Street Station, Inc.	Delaware	333-231300-55
HTS-Maui, L.L.C.	Delaware	333-231300-54
HTS-San Antonio, Inc.	Delaware	333-231300-26
HTS-San Antonio, L.L.C.	Delaware	333-231300-53
HTS-San Antonio, L.P.	Delaware	333-231300-27
HTS-Sedona, Inc.	Delaware	333-231300-52
HTS-Sunset Harbor Partner, L.L.C.	Delaware	333-231300-51

Exact name of Co-Registrant as Specified in its Charter	State of Incorporation or Organization	Commission File Number
HTS-Windward Pointe Partner, L.L.C.	Delaware	333-231300-50
HV Global Group, Inc.	Delaware	333-231300-49
HV Global Management Corporation	Delaware	333-231300-48
HV Global Marketing Corporation	Florida	333-231300-47
HVO Key West Holdings, LLC	Florida	333-231300-08
IIC Holdings, Incorporated	Delaware	333-231300-22
ILG Management, LLC	Florida	333-231300-40
ILG Shared Ownership, Inc.	Delaware	333-231300-125
Interval Acquisition Corp.	Delaware	333-231300-20
Interval Holdings, Inc.	Delaware	333-231300-19
Interval International, Inc.	Florida	333-231300-18
Interval Resort & Financial Services, Inc.	Florida	333-231300-17
Interval Software Services, LLC	Florida	333-231300-16
Kai Management Services LLC	Hawaii	333-231300-36
Kauai Blue, Inc.	Delaware	333-231300-126
Kauai Lagoons Holdings LLC	Delaware	333-231300-127
Key Wester Limited	Florida	333-231300-25
Lagunamar Cancun Mexico, Inc.	Florida	333-231300-119
Management Acquisition Holdings, LLC	Delaware	333-231300-42
Marriott Kauai Ownership Resorts, Inc.	Delaware	333-231300-120
Marriott Ownership Resorts Procurement, LLC	Delaware	333-231300-122
Marriott Resorts Hospitality Corporation	South Carolina	333-231300-123
Marriott Resorts Sales Company, Inc.	Delaware	333-231300-124
Maui Condo and Home, LLC	Hawaii	333-231300-31
MH Kapalua Venture, LLC	Delaware	333-231300-102
MORI Golf (Kauai), LLC	Delaware	333-231300-103
MORI Member (Kauai), LLC	Delaware	333-231300-104
MORI Residences, Inc.	Delaware	333-231300-105
MORI Waikoloa Holding Company, LLC	Delaware	333-231300-106
MTSC, Inc.	Delaware	333-231300-107
MVW of Hawaii, Inc.	Delaware	333-231300-108
MVW SSC, Inc.	Delaware	333-231300-109
MVW US Holdings, Inc.	Delaware	333-231300-110
MVW US Services, LLC	Delaware	333-231300-111
Pelican Landing Timeshare Ventures Limited Partnership	Delaware	333-231300-112
R.C. Chronicle Building, L.P.	Delaware	333-231300-113
RBF, LLC	Delaware	333-231300-114
RCC (GP) Holdings LLC	Delaware	333-231300-115
RCC (LP) Holdings L.P.	Delaware	333-231300-116
RCDC 942, L.L.C.	Delaware	333-231300-117
RCDC Chronicle LLC	Delaware	333-231300-119

Exact name of Co-Registrant as Specified in its Charter	State of Incorporation or Organization	Commission File Number
REP Holdings, Ltd.	Hawaii	333-231300-15
Resort Management Finance Services, Inc.	Florida	333-231300-24
Resort Sales Services, Inc.	Delaware	333-231300-41
RQI Holdings, LLC	Hawaii	333-231300-14
S.O.I. Acquisition Corp.	Florida	333-231300-46
Scottsdale Residence Club, Inc.	Florida	333-231300-93
Sheraton Flex Vacations, LLC	Florida	333-231300-94
St. Regis New York Management, Inc.	Florida	333-231300-95
St. Regis Residence Club, New York Inc.	Florida	333-231300-96
The Cobalt Travel Company, LLC	Delaware	333-231300-97
The Lion & Crown Travel Co., LLC	Delaware	333-231300-98
The Ritz-Carlton Development Company, Inc.	Delaware	333-231300-100
The Ritz-Carlton Management Company, L.L.C.	Delaware	333-231300-101
The Ritz-Carlton Sales Company, Inc.	Delaware	333-231300-121
The Ritz-Carlton Title Company, Inc.	Delaware	333-231300-92
Vacation Ownership Lending GP, Inc.	Delaware	333-231300-45
Vacation Ownership Lending, L.P.	Delaware	333-231300-23
Vacation Title Services, Inc.	Florida	333-231300-02
VCH Communications, Inc.	Florida	333-231300-07
VCH Consulting, Inc.	Florida	333-231300-06
VCH Systems, Inc.	Florida	333-231300-05
Vistana Acceptance Corp.	Florida	333-231300-11
Vistana Aventuras, Inc.	Florida	333-231300-83
Vistana Development, Inc.	Florida	333-231300-04
Vistana Hawaii Management, Inc.	Hawaii	333-231300-84
Vistana Management, Inc.	Florida	333-231300-85
Vistana MB Management, Inc.	South Carolina	333-231300-86
Vistana Portfolio Services, Inc.	Florida	333-231300-87
Vistana PSL, Inc.	Florida	333-231300-03
Vistana Residential Management, Inc.	Florida	333-231300-88
Vistana Signature Experiences, Inc.	Delaware	333-231300-10
Vistana Signature Network, Inc.	Delaware	333-231300-89
Vistana Vacation Ownership, Inc.	Florida	333-231300-09
Vistana Vacation Realty, Inc.	Florida	333-231300-90
Vistana Vacation Services Hawaii, Inc.	Hawaii	333-231300-91
VOL GP, Inc.	Delaware	333-231300-44
VOL Investors, L.P.	Delaware	333-231300-21
Volt Merger Sub, LLC	Delaware	333-231300-79
VSE Development, Inc.	Florida	333-231300-80
VSE East, Inc.	Florida	333-231300-81
VSE Mexico Portfolio Services, Inc.	Florida	333-231300-82
VSE Myrtle Beach, LLC	South Carolina	333-231300-73

Exact name of Co-Registrant as Specified in its Charter	State of Incorporation or Organization	Commission File Number
VSE Pacific, Inc.	Florida	333-231300-74
VSE Trademark, Inc.	Florida	333-231300-75
VSE Vistana Villages, Inc.	Florida	333-231300-76
VSE West, Inc.	Florida	333-231300-77
Westin Sheraton Vacation Services, Inc.	Florida	333-231300-78
Windward Pointe II, L.L.C.	Delaware	333-231300-43
Worldwide Vacation & Travel, Inc.	Florida	333-231300-13
WVC Rancho Mirage, Inc.	Delaware	333-231300-01